SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)

Under the Securities Exchange Act of 1934

NEWLEAD HOLDINGS, LTD
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

G64626 305
(CUSIP Number)

September 2, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64626 305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perian Salviola
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 71,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 71,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☑
11.	Percent of Class Represented by Amount in Row 9 8.7%1
12.	Type of Reporting Person (See Instructions) IN

1 Calculated on the basis of 825,081,108 shares of the Issuer’s Common Stock issued and outstanding as disclosed by to the Reporting Person on August 31, 2016.

Item 1(a).  Name of Issuer:

Newlead Holdings, Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

83 Akti Miaouli & Flessa Street
185 38 Piraeus Greece

Item 2(a).  Names of Persons Filing:

This Statement is filed by Perian Salviola (the “Reporting Person”).

Item 2(b).  Addresses of Principal Business Offices or, if none, Residences:

The address of the principal business office for Perian Salviola is 595 S. Federal Highway, Suite 300, Boca Raton, FL 33432.

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

G64626305

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), checkwhether the person filing is a:

None apply.

Item 4.    Ownership:

(a)
The Reporting Person may be deemed to have beneficially owned 71,500,000 shares of Common Stock through her ownership of Pallas Holdings, LLC. The Reporting Person is a member and the sole manager of Pallas Holdings, LLC.

The shares owned by the Reporting Person were issued in connection with the sale to a subsidiary of the Issuer by Pallas Highwall Mining LLC of Viking Prep Plant, LLC.

In the Viking Prep Plant transaction, as part of the consideration, the Issuer issued a convertible note in the original principal amount of $24,000,000. On or about September 2016, the Company issued the Reporting Person 71,500,000 shares toward payment of such note. The Company has the option to pay the principal and interest in cash or shares of common stock. The acquisition agreement also includes a true-up of the proceeds from such shares, but the amount cannot be calculated until such time as all shares issued as consideration of the purchase price have been sold. The Issuer has previously issued shares to the Reporting Person, all of which have been sold.

(b)	Percent of class of Common Stock beneficially owned by the Reporting Persons:	8.7%

(c)	Number of shares of Common Stock to which each Reporting Person has:

	(i)	sole power to vote or to direct the vote:

See Item 5 of cover page, which is incorporated herein by reference.

	(ii)	shared power to vote or to direct the vote:

See Item 6 of cover page, which is incorporated herein by reference.

	(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover page, which is incorporated herein by reference.

	(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover page, which is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ⬜.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 6, 2016	By:	/s/ Perian Salviola
PERIAN SALVIOLA